..
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*

                              CRDENTIA CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    225235308
                            ------------------------
                                 (CUSIP Number)

                                December 31, 2007
                ------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                 CUSIP No. 225235308                                    13G                                      Page 2 of 10 Pages

1              NAME OF REPORTING PERSON:
               Valens Offshore SPV I, Ltd.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                     (a) |_|
                                                                                                                     (b) |X|
3              SEC USE ONLY


4              CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   |_|

               Delaware

                                5                                              SOLE VOTING POWER

                                                                          0 shares of Common Stock. *
Number of                       6                                             SHARED VOTING POWER
Shares
Beneficially                                                          2,500,000 shares of Common Stock. *
Owned by                        7                                           SOLE DISPOSITIVE POWER
Each Reporting
Person With                                                               0 shares of Common Stock. *
                                8                                          SHARED DISPOSITIVE POWER

                                                                      2,500,000 shares of Common Stock. *

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,500,000 shares of Common Stock.
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |_|


11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.14%
12             TYPE OF REPORTING PERSON

               CO

        * Based on 47,769,150 shares of the common stock, par value $0.0001 per share (the "Shares") outstanding of Crdentia Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Valens Offshore SPV I, Ltd. ("Valens Offshore") held (i) a warrant (the "Warrant") to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this
Schedule 13G (as amended).

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

                  CUSIP No. 225235308                                    13G                                      Page 3 of 10 Pages


1              NAME OF REPORTING PERSON:
               Valens Capital Management, LLC
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                     (a) |_|
                                                                                                                     (b) |X|
3              SEC USE ONLY


4              CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   |_|

               Delaware

                                5                                              SOLE VOTING POWER

                                                                          0 shares of Common Stock. *
Number of                       6                                             SHARED VOTING POWER
Shares
Beneficially                                                          2,500,000 shares of Common Stock. *
Owned by                        7                                           SOLE DISPOSITIVE POWER
Each Reporting
Person With                                                               0 shares of Common Stock. *
                                8                                          SHARED DISPOSITIVE POWER

                                                                      2,500,000 shares of Common Stock. *

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,500,000 shares of Common Stock.
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |_|


11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.14%
12             TYPE OF REPORTING PERSON

               OO

        * Based on 47,769,150 shares of the common stock, par value $0.0001 per share (the "Shares") outstanding of Crdentia Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Valens Offshore SPV I, Ltd. ("Valens Offshore") held (i) a warrant (the "Warrant") to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this
Schedule 13G (as amended).

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

                  CUSIP No. 225235308                                    13G                                      Page 4 of 10 Pages

1              NAME OF REPORTING PERSON:
               David Grin


2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                     (a) |_|
                                                                                                                     (b) |X|
3              SEC USE ONLY


4              CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   |_|

               Israel

                                5                                              SOLE VOTING POWER

                                                                          0 shares of Common Stock. *
Number of                       6                                             SHARED VOTING POWER
Shares
Beneficially                                                          2,500,000 shares of Common Stock. *
Owned by                        7                                           SOLE DISPOSITIVE POWER
Each Reporting
Person With                                                               0 shares of Common Stock. *
                                8                                          SHARED DISPOSITIVE POWER

                                                                       2,500,000 shares of Common Stock. *

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,500,000 shares of Common Stock.
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |_|


11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.14%
12             TYPE OF REPORTING PERSON

               IN

        * Based on 47,769,150 shares of the common stock, par value $0.0001 per share (the "Shares") outstanding of Crdentia Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Valens Offshore SPV I, Ltd. ("Valens Offshore") held (i) a warrant (the "Warrant") to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this
Schedule 13G (as amended).

--------------------------------------------------------------------------------

                  CUSIP No. 225235308                                    13G                                       Page 5of 10 Pages
1              NAME OF REPORTING PERSON:
               Eugene Grin


2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                     (a) |_|
                                                                                                                     (b) |X|
3              SEC USE ONLY


4              CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   |_|

               United States

                                5                                              SOLE VOTING POWER

                                                                          0 shares of Common Stock. *
Number of                       6                                             SHARED VOTING POWER
Shares
Beneficially                                                          2,500,000 shares of Common Stock. *
Owned by                        7                                           SOLE DISPOSITIVE POWER
Each Reporting
Person With                                                               0 shares of Common Stock. *
                                8                                          SHARED DISPOSITIVE POWER

                                                                       2,500,000 shares of Common Stock. *

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,500,000 shares of Common Stock.
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |_|


11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.14%
12             TYPE OF REPORTING PERSON

               IN

        * Based on 47,769,150 shares of the common stock, par value $0.0001 per share (the "Shares") outstanding of Crdentia Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Valens Offshore SPV I, Ltd. ("Valens Offshore") held (i) a warrant (the "Warrant") to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this
Schedule 13G (as amended).

--------------------------------------------------------------------------------

                  CUSIP No. 225235308                                    13G                                      Page 6 of 10 Pages
Item 1(a).     Name of Issuer: Crdentia Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               5001 LBJ Freeway, Suite 850
               Dallas, TX 75244

Item 2(a).     Name of Person Filing: Valens Offshore SPV I, Ltd.

               This Schedule 13G (as amended) is also filed on behalf of Valens
               Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens
               Capital Management, LLC, and share voting and investment power over the securities owned by Valens Offshore SPV I, Ltd.
               Information related to each of Valens Offshore SPV I, Ltd.,
               Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).     Address of Principal Business Office or if none, Residence:

               c/o Valens Capital Management, LLC,

               335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).     Citizenship: Cayman Islands

Item 2(d).     Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).     CUSIP Number: 225235308

Item 3.        Not Applicable

Item 4.        Ownership:

            (a)Amount Beneficially Owned: 2,500,000 shares of Common Stock

            (b)Percent of Class: 5.14%

            (c)Number of shares as to which such person has:

            (i)sole power to vote or to direct the vote: 0 shares of

               Common Stock.*

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

                  CUSIP No. 225235308                                    13G                                      Page 7 of 10 Pages

           (ii)shared power to vote or to direct the vote: 2,500,000 shares of Common Stock. *

           (ii)sole power to dispose or to direct the disposition of:

               0 shares of Common Stock. *

           (iv)shared power to dispose or to direct the disposition of:

               2,500,000 shares of Common Stock. *

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable

Item 7.        Identification and Classification of Subsidiary Which Acquired the

               Securities: Not applicable

Item 8.        Identification and Classification of Members of the Group:

               Not applicable

Item 9.        Notice of Dissolution of Group: Not applicable

Item 10.       Certification:

               By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

--------------------------------------------------------------------------------

        * Based on 47,769,150 shares of the common stock, par value $0.0001 per share (the "Shares") outstanding of Crdentia Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Valens Offshore SPV I, Ltd. ("Valens Offshore") held (i) a warrant (the "Warrant") to acquire 833,333 Shares, at an exercise price of $0.35 per Share, subject to certain adjustments, and (ii) 1,666,667 Shares. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens Offshore reported in this
Schedule 13G.

--------------------------------------------------------------------------------

                  CUSIP No. 225235308                                    13G                                      Page 8 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                     February 14, 2008

                                                                     ---------------------------------------------------------------

                                                                     Date
                                                                     Valens Offshore SPV I, Ltd.



                                                                By:  /s/ Eugene Grin

                                                                     ---------------------------------------------------------------

                                                                     Eugene Grin
                                                                     Authorized Signatory

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

                  CUSIP No. 225235308                                    13G                                      Page 9 of 10 Pages

APPENDIX A

A. Name:                  Valens Offshore SPV I, Ltd., a Cayman Islands limited company

                          335 Madison Avenue, 10th Floor

                          New York, New York 10017

    Place of
    Organization:         Delaware

B. Name:                  Valens Capital Management, LLC, a Delaware limited

                          liability company

                          335 Madison Avenue, 10th Floor

                          New York, New York 10017

    Place of
    Organization:         Delaware

C. Name:                  David Grin

    Business              335 Madison Avenue, 10th Floor

    Address:              New York, New York 10017

    Principal             Director of Laurus Master Fund, Ltd.

    Occupation:           Principal of Laurus Capital Management, LLC

                          and Valens Capital Management, LLC

    Citizenship:          Israel

D. Name:                  Eugene Grin

    Business              335 Madison Avenue, 10th Floor

    Address:              New York, New York 10017

    Principal             Director of Laurus Master Fund, Ltd.

    Occupation:           Principal of Laurus Capital Management, LLC

                          and Valens Capital Management, LLC

    Citizenship:          United States

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

                  CUSIP No. 225235308                                    13G                                     Page 10 of 10 Pages

Each of Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G (as amended) to which this Appendix A is attached is filed on behalf of each of them, respectively.


Valens Capital Management, LLC,

/s/ Eugene Grin

--------------------------------------------------------

Eugene Grin
Authorized Signatory
February 14, 2008


/s/ David Grin

--------------------------------------------------------

David Grin
February 14, 2008


/s/ Eugene Grin

--------------------------------------------------------

Eugene Grin
February __, 2008


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